UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant’s name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Renewal of ATM Programs

Common Share ATM Program

On September 23, 2025, Global Ship Lease, Inc. (the “Company”) renewed its “at the market” offering program for its Class A common shares, and in connection therewith, entered into an equity distribution agreement (the “Equity Distribution Agreement”) with Evercore Group L.L.C. and Jefferies LLC, pursuant to which the Company may, from time to time, offer and sell up to $100.0 million of its Class A common shares, par value $0.01 per share, in aggregate (the “Common Share ATM Program”). The Common Share ATM Program renews and replaces the Company’s prior “at the market” offering program that was in place with Evercore Group L.L.C., on similar terms, which expired on September 16, 2025 (the “Prior Common Share ATM Program”).  At the time of such expiration, remaining capacity under the Prior Common Share ATM Program was approximately $99.3 million (out of the original $100.0 million), with no sales thereunder having been executed in the last 12 months.

Preferred Share ATM Program

On September 23, 2025, the Company renewed its “at the market” offering program for its depositary shares (the “Depositary Shares”), each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Preferred Shares”), and in connection therewith, entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc. and Evercore Group L.L.C., pursuant to which the Company may, from time to time, offer and sell up to $150,000,000 of its Depositary Shares, in aggregate (the “Preferred Share ATM Program”).  The Preferred Share ATM program renews and replaces the Company’s prior “at the market” offering program that was in place with B. Riley Securities, Inc., on similar terms, which expired on September 16, 2025 (the “Prior Preferred Share ATM Program”).  At the time of such expiration, no sales were made under the Prior Preferred Share ATM Program.

Additional Information

Attached to this Report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Equity Distribution Agreement.

Attached to this Report as Exhibit 1.2 is a copy of the Sales Agreement.

Attached to this Report as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the Class A Common Shares.

Attached to this Report as Exhibit 5.2 is the opinion of Watson Farley & Williams LLP relating to the Depositary Shares and the underlying Series B Preferred Shares.

Attached to this Report as Exhibit 23.1 is the consent of Maritime Strategies International Ltd. relating to certain statistical information and industry and market data in reference to the Common Share ATM Program.

Attached to this Report as Exhibit 23.2 is the consent of Maritime Strategies International Ltd. relating to certain statistical information and industry and market data in reference to the Preferred Share ATM Program.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-290461) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC. (Registrant)

Dated: September 23, 2025
	By:	/s/ Thomas Lister
Thomas Lister Chief Executive Officer